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NEWS RELEASE


                                                                 [AQUILA LOGO]


MEDIA CONTACT:
Al Butkus - (816) 527-1469
INVESTOR CONTACT:
Ellen Fairchild - (816) 527-1409


         AQUILA BOARD REMAINS NEUTRAL ON UTILICORP EXCHANGE OFFER

         KANSAS CITY, MO, December 14, 2001 - The Board of Directors of Aquila, Inc. (NYSE: ILA) met today to review the previously announced offer by UtiliCorp United (NYSE: UCU) to exchange 0.6896 of a share of UtiliCorp common stock in a tax-free exchange for each outstanding share of Aquila Class A common stock. UtiliCorp owns all of the outstanding Aquila Class B shares, which constitute approximately 80 percent of all outstanding Aquila common shares.

         Because all members of Aquila's Board are officers or directors of UtiliCorp and may have conflicts of interest with respect to UtiliCorp's offer, Aquila's Board has decided to remain neutral and make no recommendation to Aquila's stockholders with respect to UtiliCorp's offer.

         Aquila today filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission and will mail copies of the Schedule 14D-9 to its Class A stockholders. The Schedule 14D-9 contains a summary of a financial analysis prepared for the Board by The Blackstone Group, its independent financial advisor.

         The Aquila Board of Directors urges all Aquila stockholders to determine on their own whether to tender any of their shares pursuant to UtiliCorp's exchange offer based on all of the information available to them, including the information considered by Aquila's Board described in the
Schedule 14D-9.

         Based in Kansas City, Aquila is one of the top wholesalers of electricity and natural gas in North America. Aquila is an innovative provider of risk management products and services and owns and controls a diverse portfolio of merchant assets including power plants, gas storage, pipeline and processing facilities, and other complementary merchant infrastructure facilities. Aquila also provides wholesale energy services in the United Kingdom, Scandinavia and Germany. Aquila is an 80 percent-owned subsidiary of UtiliCorp, an international energy company with more than four million customers across the United States and in Canada, the United Kingdom, New Zealand and Australia. Additional information is available at www.aquila.com.
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